UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File Number 001-04777

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

MATTEL, INC. PERSONAL INVESTMENT PLAN

MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MATTEL, INC.

333 Continental Boulevard

El Segundo, California 90245-5012

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

INDEX TO REPORT AND FINANCIAL STATEMENTS

December 31, 2003 and 2002

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2003 and 2002	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002	3-4

Notes to Financial Statements	5-11

Supplemental Schedules:

Schedule of Assets (Held at End of Year) at December 31, 2003	12-13

NOTE:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are either not applicable or have been filed directly with the Department of Labor as part of the Master Trust filing.

Exhibits:
Exhibit 23.0	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Mattel, Inc. Personal Investment Plan and the

Mattel, Inc. Hourly Employee Personal Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Mattel, Inc. Personal Investment Plan and the Mattel, Inc. Hourly Employee Personal Investment Plan (collectively the “Plans”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans’ management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS, LLP

Los Angeles, California
June 28, 2004

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

	December 31, 2003
	PIP	Hourly PIP
ASSETS
Investment in Master Trust (Note 7)	$511,215,000	$944,000
Participant loans	7,814,000	20,000
Receivables:
Employer contributions	434,000	7,000
Employee contributions	464,000	2,000
Interest and dividends	156,000	—

Total receivables	1,054,000	9,000

Total assets	520,083,000	973,000

LIABILITIES
Accrued expenses	98,000	—
Securities purchased	502,000	—

Total liabilities	600,000	—

Net assets available for benefits	$519,483,000	$973,000

	December 31, 2002
	PIP	Hourly PIP
ASSETS
Investment in Master Trust (Note 7)	$434,346,000	$561,000
Participant loans	8,370,000	5,000
Receivables:
Employer contributions	509,000	3,000
Employee contributions	572,000	4,000
Interest and dividends	123,000	—

Total receivables	1,204,000	7,000

Total assets	443,920,000	573,000

LIABILITIES
Accrued expenses	71,000	—

Total liabilities	71,000	—

Net assets available for benefits	$443,849,000	$573,000

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2003

	PIP	Hourly PIP
Additions in net assets attributed to:
Investment income:
Interest	$10,423,000	$17,000
Dividends	2,384,000	1,000
Net appreciation in fair value of investments	53,980,000	87,000

Total investment income	66,787,000	105,000

Contributions:
Employer	19,477,000	324,000
Employee	23,017,000	84,000

Total contributions	42,494,000	408,000

Total additions	109,281,000	513,000

Deductions from net assets attributed to:
Benefits paid to participants	(33,057,000)	(225,000)
Administrative expenses	(478,000)	—

Total deductions	(33,535,000)	(225,000)

Net increase before transfer of assets	75,746,000	288,000
Transfer of assets between the Plans	(112,000)	112,000

Net increase	75,634,000	400,000
Net assets available for benefits:
Beginning of year	443,849,000	573,000

End of year	$519,483,000	$973,000

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2002

	PIP	Hourly PIP
Additions in net assets attributed to:
Investment income (loss):
Interest	$11,496,000	$12,000
Dividends	1,633,000	1,000
Net depreciation in fair value of investments	(44,703,000)	(93,000)

Total investment loss	(31,574,000)	(80,000)

Contributions:
Employer	17,753,000	105,000
Employee	22,715,000	124,000

Total contributions	40,468,000	229,000

Total additions	8,894,000	149,000

Deductions from net assets attributed to:
Benefits paid to participants	(37,378,000)	(89,000)
Administrative expenses	(516,000)	–

Total deductions	(37,894,000)	(89,000)

Net increase (decrease) before transfer of assets	(29,000,000)	60,000
Transfer of assets between the Plans	(143,000)	143,000

Net increase (decrease)	(29,143,000)	203,000
Net assets available for benefits:
Beginning of year	472,992,000	370,000

End of year	$443,849,000	$573,000

The accompanying notes are an integral part of these financial statements.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	General Description of the Plans

Mattel, Inc. (the “Company”) maintains two separate savings plans, the assets of which are held in the Mattel, Inc. Personal Investment Plan Master Trust (the “Master Trust”). The following description of the Mattel, Inc. Personal Investment Plan (the “PIP”) and the Mattel, Inc. Hourly Employee Personal Investment Plan (the “Hourly PIP”, and collectively the “Plans”) is provided for general information only. Participants should refer to the respective plan documents for a more complete description of specific plan provisions.

General

The PIP, established November 1, 1983, is a contributory thrift savings form of a defined contribution plan that covers non-union employees of the Company and certain of its subsidiaries. The Hourly PIP, established July 1, 1996, is a similar type of savings plan that covers certain non-union hourly employees of the Company and its subsidiaries. The Master Trust was established on July 1, 1996 to coincide with the creation of the Hourly PIP.

The Plans are sponsored by the Company under the direction of the Pension Committee of its Board of Directors. The Plans’ assets are held by Wells Fargo Bank Minnesota, N.A. (“Wells Fargo” or the “Trustee”).

Contributions

For PIP participants, excluding participants who are employees of Fisher-Price, Inc. and, prior to July 1, 2003, American Girl, Inc. (successor to the assets and business of Pleasant Company), the Company makes automatic contributions ranging from three percent to eight percent of compensation based on participants’ ages, regardless of whether the participants elect to personally contribute to the PIP. For all PIP participants, the Company makes matching contributions equal to 100 percent of the first two percent of compensation and 50 percent of the next four percent of compensation contributed by participants. PIP participants who are not classified as “highly compensated employees” under the Internal Revenue Code can contribute up to an additional 74 percent of compensation, with no matching contributions by the Company. PIP participants who are classified as “highly compensated employees” can contribute up to an additional 14 percent of compensation, with no matching contributions by the Company.

For Hourly PIP participants, excluding, prior to July 1, 2003, participants who are employees of American Girl, Inc. (successor to the assets and business of Pleasant Company), the Company makes automatic contributions ranging from three percent to eight percent of compensation based on participants’ ages, regardless of whether the participants elect to personally contribute to the Hourly PIP. The Company makes matching contributions equal to 100 percent of the first two percent of compensation and 50 percent of the next four percent of compensation contributed by participants. Participants can contribute up to an additional 74 percent of compensation, with no matching contributions by the Company.

All contributions made to the Plans are subject to annual limitations imposed by the Internal Revenue Code.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

1.	General Description of the Plans (Continued)

Contributions (Continued)

PIP and Hourly PIP participants are able to direct all contributions into one or more of 13 separate investment funds: a stable asset fund, a large cap equity value fund, a large cap equity growth fund, a Wilshire 5000 equity index fund, a S&P 500 equity index fund, a Russell 2000 equity index fund, a small cap equity value fund, a small cap equity growth fund, an international equity fund, a global equity fund, a Mattel stock fund, an intermediate-term bond index fund, and a long-term US government bond fund. Participants can invest a maximum of 50 percent of total contributions in the Mattel stock fund. In addition, participants cannot transfer more than 50 percent of their account balance to the Mattel stock fund.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Participants vest in the Company’s contributions plus earnings thereon after three years of credited service. Participants who terminate due to retirement at or after the age of 65, permanent and total disability, or death become fully vested in the balances of their accounts.

Participant Loans Receivable

Participants can borrow from their accounts a minimum of $2,000 and a maximum equal to the lesser of $50,000 or 50 percent of the vested balance of their account. Loan terms typically range from one to five years, but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence. The loans are secured by the vested balance of accounts and bear interest at the prime rate plus one percent set at the beginning of the month in which the loan is granted and is fixed for the duration of the loan. As of December 31, 2003, interest rates on loans outstanding ranged from five percent to eleven percent. Principal and interest are paid ratably through payroll deductions.

Participant Accounts

Participant accounts are credited with the participants’ contributions and allocations of (a) the Company’s contributions and (b) the Plans’ earnings. Allocations of the Company’s contributions are based on the fund percentages the participants choose to allocate their contributions. Allocations of the Plans’ earnings are based on the funds’ earnings and the percentage of the funds the participants choose to hold. Participants are entitled to the vested balance of their account. Terminated participants’ nonvested balances are forfeited and used to reduce Company contributions in the future. The amount of nonvested forfeitures for the years ended December 31, 2003 and 2002 was approximately $700,000 and $1,200,000, respectively.

Payment of Benefits

Participants or beneficiaries of participants who terminate due to retirement, disability, death, or other reasons are allowed to receive a lump-sum payment equal to the vested balance of their account. Participants who terminate at or after age 55 with at least 5 years of service, in addition to the right to receive a lump-sum payment, are allowed to receive payment in installments over a period of 5, 10 or 15 years; participants can receive the payments on a monthly, quarterly, or annual basis. Participants can withdraw the vested balance of their account before retirement in limited circumstances and subject to restrictions of the Plans.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

1.	General Description of the Plans (Continued)

Expenses of the Plans

Investment manager expenses are allocated to the fund shares and paid by the Plans, with all other expenses paid by the Company. Expenses paid by the Company were nominal for the years ended December 31, 2003 and 2002.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plans are prepared using the accrual basis of accounting.

Valuation of Investments

Investments in the large cap equity value fund, large cap equity growth fund, Wilshire 5000 equity index fund, S&P 500 equity index fund, Russell 2000 equity index fund, small cap equity value fund, small cap equity growth fund, international equity fund, global equity fund, Mattel stock fund, intermediate-term bond index fund, and long-term US government bond fund are stated at fair value using quoted market prices. Investments in the stable asset fund, which holds primarily guaranteed investment contracts, are valued at contract value. Contract value represents the purchase price of guaranteed investment contracts, plus interest at the contract rate, less administrative expenses charged by the insurance companies. No reserves exist for the contract values due to potential credit risk of the insurance companies or otherwise. The average yield and average crediting interest rates equaled approximately five percent for both 2003 and 2002. These interest rates are reviewed on a quarterly basis for resetting, as applicable, and are determined based on the requirements of each specific contract. In addition, minimum crediting interest rates and liquidity guarantee limitations, if any, are determined based on the requirements of each specific contract. Participant loans receivable are stated at cost, which approximates fair value.

Contributions

Participants’ contributions are recorded in the period in which the Company makes the payroll deductions from compensation. Company contributions are recorded in the period corresponding with the participants’ contributions. Participant rollover contributions are recorded as Employee Contributions in the financial statements.

Income Recognition

The net appreciation or depreciation in investment values during the period is reflected in the statement of changes in net assets available for benefits. The net appreciation or depreciation includes realized gains and losses on investments sold during the period and unrealized gains and losses on investments held. Securities transactions are recorded on the transaction date. Interest income is recorded on an accrual basis as earned. Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments are recorded in the period in which the benefit payments occur.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

2.	Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties

The Plans, through their investments in the Master Trust, invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

3.	Reconciliation of the Financial Statements to Form 5500

There were no reconciling items in the net assets available for benefits or benefits paid to participants for the Plans between the financial statements and the respective Forms 5500 for the years ended December 31, 2003 and 2002.

4.	Tax Status of the Plans

The Company has received determination letters from the Internal Revenue Service dated October 18, 2002, that confirmed the qualified and tax-exempt status of the Plans. Therefore, no provision for federal or state income tax has been included in the Plans’ financial statements. The Plans have been amended since receiving the determination letters; however, the Company and the Plans’ tax counsel believe the Plans are designed and are currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

5.	Related-Party Transactions

The Plans had transactions in the common stock of the Company and Wells Fargo, and mutual funds managed by Wells Fargo. The Company also pays certain expenses of the Plans. The Company and Wells Fargo are deemed parties-in-interest. As such, these transactions are with a party-in-interest for which a statutory exemption exists.

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

6.	Plan Termination

The Company anticipates the Plans will continue without interruption, but reserves the right to discontinue the Plans. In the event such discontinuance results in the termination of the Plans, participants will become 100 percent vested in their accounts.

7.	Investment in Master Trust

The Plans’ assets are held in the Master Trust and the assets of the Master Trust are held by the Trustee. Each participating Plan has a specific interest in the Master Trust. Assets of the Master Trust are allocated to the participating Plans according to the elections of participants within each Plan. As of December 31, 2003 and 2002, the PIP’s interest in the investments in the Master Trust equaled 99.81 percent and 99.87 percent, respectively. As of December 31, 2003 and 2002, the Hourly PIP’s interest in the investments in the Master Trust equaled 0.19 percent and 0.13 percent, respectively. Investment income of the Master Trust was allocated based upon each Plan’s interest within each of the investment funds held by the Master Trust.

As of December 31, 2003 and 2002, the value of investments held in the Master Trust equaled the following:

	December 31, 2003
	PIP		Hourly PIP		Total
Stable Asset Fund	$197,206,000	*	$570,000	*	$197,776,000
S&P 500 Equity Index Fund	82,796,000	*	213,000	*	83,009,000
Large Cap Equity Value Fund	72,009,000	*	11,000		72,020,000
Mattel Stock Fund	36,393,000	*	32,000		36,425,000
Global Equity Fund	19,767,000		3,000		19,770,000
Intermediate-Term Bond Index Fund	16,147,000		42,000		16,189,000
Small Cap Equity Growth Fund	22,810,000		11,000		22,821,000
Russell 2000 Equity Index Fund	12,375,000		12,000		12,387,000
Small Cap Equity Value Fund	17,613,000		10,000		17,623,000
Large Cap Equity Growth Fund	10,619,000		6,000		10,625,000
Long-Term US Government Bond Fund	9,245,000		10,000		9,255,000
International Equity Fund	7,629,000		17,000		7,646,000
Wilshire 5000 Equity Index Fund	6,153,000		7,000		6,160,000
Other	453,000		—		453,000

Total investments	$511,215,000		$944,000		$512,159,000

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

7.	Investment in Master Trust (Continued)

	December 31, 2002
	PIP		Hourly PIP		Total
Stable Asset Fund	$188,472,000	*	$282,000	*	$188,754,000
S&P 500 Equity Index Fund	65,835,000	*	186,000	*	66,021,000
Large Cap Equity Value Fund	58,204,000	*	5,000		58,209,000
Mattel Stock Fund	44,679,000	*	20,000		44,699,000
Global Equity Fund	13,208,000		5,000		13,213,000
Intermediate-Term Bond Index Fund	17,838,000		26,000		17,864,000
Small Cap Equity Growth Fund	11,147,000		5,000		11,152,000
Russell 2000 Equity Index Fund	4,793,000		8,000		4,801,000
Small Cap Equity Value Fund	9,894,000		5,000		9,899,000
Large Cap Equity Growth Fund	4,347,000		3,000		4,350,000
Long-Term US Government Bond Fund	10,812,000		4,000		10,816,000
International Equity Fund	3,132,000		10,000		3,142,000
Wilshire 5000 Equity Index Fund	1,592,000		2,000		1,594,000
Other	393,000		—		393,000

Total investments	$434,346,000		$561,000		$434,907,000

*	Investment balance represents five percent or more of the Plan’s net assets available for benefits.

During 2003 and 2002, investment income (loss) of the Master Trust equaled the following:

	December 31, 2003
	PIP	Hourly PIP	Total
Investment income:
Interest and dividends	$12,807,000	$18,000	$12,825,000
Net appreciation	53,980,000	87,000	54,067,000

Total	$66,787,000	$105,000	$66,892,000

	December 31, 2002
	PIP	Hourly PIP	Total
Investment income (loss):
Interest and dividends	$13,129,000	$13,000	$13,142,000
Net depreciation	(44,703,000)	(93,000)	(44,796,000)

Total	$(31,574,000)	$(80,000)	$(31,654,000)

MATTEL, INC. PERSONAL INVESTMENT PLAN

AND MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

7.	Investment in Master Trust (Continued)

The Plans’ investments, including realized gains and losses on investments sold and unrealized gains and losses on investments held, appreciated in value by $54,067,000 in 2003, and depreciated in value by $44,796,000 in 2002, as follows:

	December 31, 2003
	PIP	Hourly PIP	Total
Mutual funds	$15,371,000	$20,000	$15,391,000
Common and commingled trust funds	22,323,000	65,000	22,388,000
Common stock	16,286,000	2,000	16,288,000

Net appreciation in fair value of investments	$53,980,000	$87,000	$54,067,000

	December 31, 2002
	PIP	Hourly PIP	Total
Mutual funds	$(8,252,000)	$(15,000)	$(8,267,000)
Common and commingled trust funds	(19,797,000)	(78,000)	(19,875,000)
Common stock	(16,654,000)	—	(16,654,000)

Net depreciation in fair value of investments	$(44,703,000)	$(93,000)	$(44,796,000)

The Company has directed the Trustee to invest any excess cash balances in The Wells Fargo Short-term Investment Fund, which is a diversified portfolio of short-term investment securities.

MATTEL, INC. PERSONAL INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2003

(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*Mattel, Inc. Master Trust	Investment in Master Trust	$—	$511,215,000
*Participant Loans Receivable	As of December 31, 2003, interest rates on loans outstanding ranged from five percent to eleven percent. Loan terms typically range from one to five years, but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence.	—	7,814,000

		$—	$519,029,000

*	Party-in-interest

MATTEL, INC. HOURLY EMPLOYEE PERSONAL INVESTMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

At December 31, 2003

(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*Mattel, Inc. Master Trust	Investment in Master Trust	$—	$944,000
*Participant Loans Receivable	As of December 31, 2003, interest rates on loans outstanding ranged from five percent to eleven percent. Loan terms typically range from one to five years, but can range from one to fifteen years if the loan proceeds are used for the purchase of a primary residence.	—	20,000

		$—	$964,000

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Mattel, Inc. Personal Investment Plan
Mattel, Inc. Hourly Employee Personal Investment Plan
(Name of Plans)

Date: As of June 28, 2004	By:	/s/ H. Scott Topham
H. Scott Topham
Vice President and Treasurer
Mattel, Inc.